Exhibit 99.1

17th October 2007

The Manager
Australian Stock Exchange
Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Sir,

RE: Earnings Forecast and Malaysia Expansion

The company recently completed its final pearl harvest for 2007 with in excess of 182,000 pearls having been delivered for sale for the full year. For the nine months to September 2007, 156,000 peals have been sold with revenue of $11.25M. Whilst revenue has been affected by the strong Australian dollar, the company is confident that it will achieve its total sales revenue target of $14 million for the year. It expects to show a net profit before tax in excess of $5.4M.

A review of the company’s projections shows that it is likely to achieve total revenue of $16.7M in 2008 with a net profit before tax of around $6.5M.

To provide guidance to the market, the Company estimates that its total revenue for 2009 will be in the order of $17.6M. All future projections are subject to affects from currency fluctuations, farming operations and pearl market conditions.

The Company has completed its business application in Malaysia so that it can commence operations at its new sites near Semporna in the state of Sabah. Work will commence on the establishment of the pilot project before the end of 2007. The expansion into Malaysia will provide benefits including:

•	Increased pearl production capacity leading to higher turnover
•	Higher profit
•	Geographical diversification
•	Attractive tax incentives
•	Sovereign risk spread

This project can be fast tracked through the supply of juvenile oysters from the existing Indonesian operations. The Company has the benefit of extensive management experience and infrastructure to bring the venture to a commercial stage of production much quicker than a typical pearling green fields project.

This project is expected to require funding of around $7M over three years which will be financed from existing cash flow and a new debt facility which is currently being negotiated.

Within 3-5 years, this project will see the Company seeding an additional 350,000 virgin oysters annually with the opportunity to double pearl production within five years. This would generate revenue in excess of $13M per annum bringing the total pearl sales revenue to more than $30M per annum for the group.

Yours faithfully

GEORGE SNOW
Chairman